

May 6, 2014

Via E-mail
Sean Shenglong Zou, CEO
Xunlei Limited
4/F, Hans Innovation Mansion, North Ring Road
No. 9018 High-Tech Park, Nanshan District
Shenzhen, 518057
People's Republic of China

> **Re: Xunlei Limited**
> **Registration Statement on Form F-1**
> **Filed May 23, 2014**
> **File No. 333-196221**

Dear Mr. Zou:

   We have reviewed your registration statement and have the following comments.

Prospectus Summary

Business, page 1

1.   We note that you have updated some of the data in the prospectus attributed to third party sources. Please provide us with marked copies of any materials that support the updated data, clearly cross-referencing each statement with the underlying factual support.

Management's discussion and analysis of financial condition and results of operations

Description of certain statement of operations items

Subscriptions, page 92

2.   You disclose in a risk factor on page 48 that in connection with Chinese government's initiative to crack down on the dissemination of prohibited content on the internet in China, you conducted an internal compliance investigation to remove such content from your platform. Please disclose if you believe the removal of prohibited content from your platform will have a material impact on your cloud acceleration subscription services in future periods and, if so, quantify the impact on your revenues to the extent possible.

Exhibit 99.2

3.   We note that in Section 5(1) of the legal opinion of the Zhong Lun Law Firm, counsel states that it has advised the company of certain legal conclusions regarding the ownership structures and contractual arrangements of the company's subsidiaries and VIE. In the prospectus on page 83, however, the company indicates that the conclusions are the opinion of counsel. Please tell us why different language is used in the prospectus and in the opinion and whether there is a material difference between advising the company and providing a legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
       Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP